Exhibit 10.1

Death Benefit for Deceased Director

On June 4, 2013, the Executive Committee of the Company’s Board of Directors approved the payment of a death benefit in the amount of $121,300 to the widow of director James M. McConnell, who died on February 11, 2013.

The Company’s Directors’ Extended Compensation Plan provides a retirement benefit for a director who retires prior to his death. Upon retirement, the director becomes entitled to an annual retirement benefit for the remainder of his life, after which the director’s surviving spouse is then entitled to 50% of the annual benefit for the remainder of her life. Alternatively, in lieu of annual payments the director may elect to receive upon his retirement a lump-sum payment based on the discounted present value of his expected annual benefit. If Mr. McConnell had retired on April 1, 2013, this lump-sum payment would have been $242,633. The Plan does not provide any benefits for a director who dies prior to his retirement; therefore, because Mr. McConnell had not retired at the time of this death neither his estate nor his surviving spouse were entitled to any benefits under the Plan.

However, in consideration of Mr. McConnell’s long and valuable service as a director, the Committee approved the payment of a death benefit to Mrs. McConnell, outside the Plan. The benefit amount was set at 50% of the lump-sum amount which Mr. McConnell would have been entitled to receive under the Plan if he had survived and retired on April 1, 2013. The death benefit was paid in June 2013.